The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov<http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus is being delivered to you solely to provide you with information about the offering and to solicit an offer to purchase the offered securities. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities until we have accepted your offer to purchase such securities. Any such commitment shall be subject to the conditions specified below.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supersedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities. If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The securities referred to in this free writing prospectus are being offered when, as and if issued. The issuer is not obligated to issue any such securities or any similar securities, and all or a portion of the securities may not be issued that have the characteristics described herein. The underwriter’s obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of the securities having the characteristics described herein. If, for any reason, the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

For asset-backed and mortgage-backed securities: Certain of the information contained herein may be based on numerous assumptions (including preliminary assumptions about the pool assets and structure), which may not be specifically identified as assumptions in the information. Any such information or assumptions are subject to change. The information in this free writing prospectus may reflect assumptions specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any assumptions specifically required by you.

Any legends, disclaimers or other notices that may appear below or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

The Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class B-5, Class B-6, Class B-7, Class P and Class LT-R Certificates. Only the classes of certificates listed in the tables below are offered by the prospectus supplement.

	Related	Class Principal	Approximate Initial Pass-	Summary Pass-Through	Final Scheduled	Expected Final		Initial Certificate Ratings(9)
Class	Subgroup	Balance(1)	Through Rate	Rate Formula	Distribution Date(2)	Distribution Date(3)	CUSIP Number	Fitch	Moody’s	S&P
Class 1-A-1	1	$ 38,520,000	6.00000%	Fixed Rate	January 2037	December 2036	74927 WA A2	AAA	Aaa	AAA
Class 2-A-1	2	$ 56,131,000	6.75000%	Fixed Rate	January 2037	March 2018	74927 WA B0	AAA	Aaa	AAA
Class 2-A-2	2	$ 112,262,000	6.00000%	Fixed Rate	January 2037	March 2018	74927 WA C8	AAA	Aaa	AAA
Class 2-A-3	2	$ 6,059,000	6.25000%	Fixed Rate	January 2037	December 2036	74927 WA D6	AAA	Aaa	AAA
Class 2-A-4	2	$ 21,802,000	6.25000%	Fixed Rate	January 2037	December 2036	74927 WA E4	AAA	Aaa	AAA
Class 2-A-5	2	$ 4,043,000	6.25000%	Fixed Rate	January 2037	December 2036	74927 WA F1	AAA	Aaa	AAA
Class 3-A-1	3	$ 207,783,000	5.67000%	(4)	January 2037	November 2036	74927 WA G9	AAA	Aaa	AAA
Class 3-A-2	3	Notional Balance(5)	1.33000%	(6)	January 2037	November 2036	74927 WA H7	AAA	Aaa	AAA
Class X	3	Notional Balance(7)	6.00000%	Fixed Rate	January 2037	November 2036	74927 WA J3	AAA	Aaa	AAA
Class PO	1	$ 415,593	0.00000%	Principal Only	January 2037	November 2036	74927 WA K0	AAA	Aaa	AAA
Class R	2	$ 100	6.25000%	Fixed Rate	January 2037	February 2007	74927 WA L8	AAA	Aaa	AAA
Class B-1	All	$ 13,699,000	6.57685%	(8)	January 2037	December 2036	74927 WA M6	AA+	Aa2	AA
Class B-2	All	$ 5,528,000	6.57685%	(8)	January 2037	December 2036	74927 WA N4	AA	N/R	N/R
Class B-3	All	$ 4,806,000	6.57685%	(8)	January 2037	December 2036	74927 WA P9	A	N/R	N/R
Class B-4	All	$ 3,605,000	6.57685%	(8)	January 2037	December 2036	74927 WA Q7	BBB	N/R	N/R
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(1)	These balances are approximate, as described in the prospectus supplement.

(2)	The final scheduled distribution date for the offered certificates is based upon the first distribution date following the month of the last scheduled payment of the latest maturing mortgage loan.

(3)
The expected final distribution date, based upon (a) a prepayment assumption of 100% annually and the structuring assumptions used in the prospectus supplement, each as described under “Yield, Prepayment and Maturity Considerations—Structuring Assumptions” in the prospectus supplement and (b) the assumption that the option to purchase the mortgage loans is not exercised by the servicer (as described in the prospectus supplement under “The Pooling and Servicing Agreement—Optional Termination of the Trust Fund”). The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.

(4)
On each distribution date, the pass-through rate on the Class 3-A-1 Certificates will be equal to LIBOR plus 0.35%, subject to a minimum pass-through rate of 0.35% per annum and a maximum pass-through rate of 7.00% per annum.

(5)
The Class 3-A-2 Certificates will accrue interest on their class notional balance equal, on any distribution date, to the class principal balance of the Class 3-A-1 Certificates, before giving effect to distributions on that distribution date.

(6)	On each distribution date, the pass-through rate on the Class 3-A-2 Certificates will be equal to the excess of (a) 6.65% over (b) LIBOR, subject to a minimum pass-through rate of 0.00% per annum.

(7)	The Class X Certificates are interest-only certificates and will accrue interest on a class notional balance calculated as described in the prospectus supplement under “Summary of Terms—Designations.”

(8)
The pass-through rates on the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are as described in the prospectus supplement under “Summary of Terms—Interest Payments on the Certificates—Pass-Through Rates—Subordinate Certificates.”

(9)	The designation “N/R” means that the specified rating agency will not rate this class of certificates.

Class	Record Date(1)	Delay/Accrual Period(2)	Interest Accrual Convention	Minimum Denominations(3)	Incremental Denomination
Class 1-A-1	PM	24 Day	30/360	$25,000	$1
Class 2-A-1	PM	24 Day	30/360	$25,000	$1
Class 2-A-2	PM	24 Day	30/360	$25,000	$1
Class 2-A-3	PM	24 Day	30/360	$1,000	$1
Class 2-A-4	PM	24 Day	30/360	$25,000	$1
Class 2-A-5	PM	24 Day	30/360	$25,000	$1
Class 3-A-1	DD	0 Day	30/360	$25,000	$1
Class 3-A-2	DD	0 Day	30/360	$100,000(4)	$1
Class X	PM	24 Day	30/360	$100,000(4)	$1
Class PO	PM	N/A	N/A	$25,000	$1
Class R	PM	24 Day	30/360	Single Certificate	$1
Class B-1	DD	0 Day	30/360	$25,000	$1
Class B-2	DD	0 Day	30/360	$25,000	$1
Class B-3	DD	0 Day	30/360	$25,000	$1
Class B-4	DD	0 Day	30/360	$25,000	$1

(1)
DD = For any distribution date, the close of business on the business day immediately preceding the distribution date. PM = for any Distribution Date, the close of business on the last business day of the month immediately preceding the month in which that distribution date occurs (or the closing date, in the case of the first distribution date).

(2)
0 Day = For any distribution date, the interest accrual period will be the period beginning on the immediately preceding distribution date (or the closing date, in the case of the first distribution date) and ending on the calendar day immediately before the related distribution date. 24 Day = For any distribution date, the interest accrual period will be the immediately preceding calendar month.

(3)	Provided, however, that the underwriters will only sell offered certificates in minimum total investment amounts of $100,000.
(4)	Notional Amount.